

Mail Stop 3561

June 12, 2009

Douglas G. Voss
Chairman of the Board and President
Great Lakes Aviation, Ltd.
1022 Airport Parkway
Cheyenne, WY 82001

>   **Re: Great Lakes Aviation, Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed May 15, 2009**
>   **File No. 333-159256**

Dear Mr. Voss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. We note that Raytheon Aircraft Credit Corporation, which controls 37.6% of your outstanding shares, is your major creditor, and has the ability to control various corporate actions by you, including the declaration of dividends, is offering for sale all of its ownership interest in you. Please provide your analysis of why Raytheon should not be identified as an underwriter in this offering.

<u>Prospectus Cover Page</u>

2. Revise to indicate that the shareholder will sell at market prices or negotiated prices, or by other method as appropriate.

<u>Prospectus Summary, page 1</u>

3. Revise to briefly define "code sharing partner" and "essential air services." In addition, discuss briefly whether the EAS service revenue is guaranteed to you and if so for how long.

<u>Description of our Capital Stock; Common Stock, page 11</u>

4. We note your conclusion in the last sentence of this section that all outstanding shares of common stock are fully paid and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

<u>Selling Shareholder, page 12</u>

5. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by Raytheon Aircraft Credit Corporation.

<u>Plan of Distribution, page 14</u>

6. The fifth full paragraph of this section appears inconsistent with the undertaking contained in Item 512(a)(1)(iii) of Regulation S-K. Please advise.

<u>Back Cover</u>

7. Please include the Dealer Prospectus Delivery Obligation on the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

<u>Part II</u>

<u>Exhibit Index, page E-1</u>

8. We note that Exhibits 3.1, 3.2, 4.1, 10.1 and 10.2 are incorporated by reference to your registration statement on Form S-1 with the registration number 33-71180. This registration number does not appear to exist. Additionally, registration number 33<u>3</u>-71180 (emphasis added) refers to a Form S-8 filed by another company. We also note that the Amended and Restated Restructuring Agreement included as Exhibit 10.3 to the Form S-1 was executed in 2007 but is incorporated

by reference to your Form 10-K for the year ended December 31, 2002. Please advise. Additionally, please revise your entire exhibit index to correctly identify the document to which each exhibit has been incorporated by reference into the Form S-1.

9. We note you have incorporated by reference the Amended and Restated Restructuring Agreement as Exhibit 10.3. This agreement does not appear to include all of the exhibits and schedules listed in the List of Exhibits and Schedules in the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile the entire agreement, including all exhibits and schedules.

Exhibit 5.1

10. Please revise the third paragraph of the opinion letter to state that the shares to be sold by the selling shareholder "are legally and validly issued, fully paid and nonassessable" as such shares have been previously issued.

Form 10-K for the fiscal year ended December 31, 2008

11. We note that you elected to file an amendment to your 10-K to include certain information originally contemplated to be incorporated by reference from your definitive proxy statement on Schedule 14A. We note in addition that you have followed this procedure in several years since the filing of your last proxy statement in 2001. In light of the fact that you have not filed a proxy statement since 2001, please tell us (1) why you no longer file proxy statements and (2) why you believe that your original 10-K was filed on a timely basis, considering the complete omission of several required disclosure items.

Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies and Procedures
(i) Code Share Relationships, page 34

12. We note your disclosure that you have code share agreements with United and Frontier Airlines. Please revise future filings to disclose:

- the nature, terms, and amounts (which may require estimations and allocations) of contractual arrangements with United and Frontier;
- Costs that would ordinarily be required to be incurred in your operations consistent with service requirements of the capacity purchase agreement that are not being incurred because they are absorbed by the major, such as fuel obtained from the major without charge; and

- Gross transaction volume for revenue reported net, if reasonably determinable in accordance with paragraph 20 of EITF Issue No. 99-19

See section 7.41 of the AICPA Audit Guide of Airlines. Also, please tell us if your participation in United's frequent flyer program requires you to issue tickets in exchange for frequent flyer awards. If so, please tell us how you account for the incremental cost of passengers flying on awards, including the nature and amount of any accruals recorded for these costs.

(n) Aircraft Maintenance, page 34

13. We note your disclosure that major Beechcraft 1900D engine maintenance is performed under a long-term contract which includes monthly payments that are established to recognize costs ratably over the term of the contract based upon actual usage of the engines. Please explain to us, and disclose in future filings, how you account for these payments.

Note 4. Leases, page 36

14. We note your disclosure that in connection with the leases of the Embraer aircraft, you are required to make supplemental rent payments to cover the cost of major scheduled maintenance overhauls which are reimbursable to the Company at the time maintenance overhauls are completed. Please tell us whether these amounts on deposit are refundable by the lessor if they are not used for maintenance activities. Also, please tell us how you have complied with the guidance in EITF 08-3 as of January 1, 2009, and for the quarter ended March 31, 2009, as applicable. See also Section 4.56 of the AICPA Audit Guide for Airlines.

15. Please tell us, and disclose in future filings, if any of your aircraft lease agreements contain provisions requiring you to return the aircraft in a certain maintenance condition or pay an amount to the lessor based on the actual return condition. If so, please tell us how you have accounted for these lease return costs. Refer to section 4.52 through 4.54 of the AICPA Audit Guide of Airlines.

Note 6. Notes Payable and Long-Term Debt, page 38

16. We note your disclosure in Note 6 that in March 2007 the Company and Raytheon entered into an Amended and Restated Restructuring Agreement which amends and restates certain notes payable to Raytheon. Please tell us how you accounted for this amendment, including how you complied with the guidance in EITF 96-19. Also, please tell us if this amendment had any effect on the amounts originally recorded in accordance with SFAS 15 under the initial agreement in 2002.

Note 7. Income Taxes, page 40

17. We note your disclosure that in the fourth quarter of 2007 you determined it was more likely than not that you would be able to utilize most of the net operating loss carryforwards prior to their expiration and as a result you released most of the deferred tax asset valuation allowance and recorded a $9.6 million income tax benefit on your 2007 income statement. Please explain to us the nature of any events or circumstances that occurred during 2007 that resulted in your conclusion that you would more likely than not be able to utilize most of the net operating loss carryforwards prior to their expiration. As part of your response, please tell us why this determination was not (or could not be) made prior to the fourth quarter of 2007.

18. We note your disclosure that as a result of an incremental $614,000 in errors identified in conjunction with the preparation of the December 31, 2008 income tax provision, you determined that the aggregate of these errors totaling $942,000 were material to 2008 and determined that these errors should be recorded as immaterial corrections to the December 31, 2007 financial statements. Please explain to us the nature of these errors and why you believe they are appropriately recorded as adjustments to the December 31, 2007 financial statements.   Also, please explain to us how you determined these errors were immaterial to the December 31, 2007 financial statements. Your response should include the nature of both quantitative and qualitative considerations used in your determination. See Staff Accounting Bulletin ("SAB") No. 99.

19. We note that in the fourth quarter of 2008 you reversed the income tax adjustment made in the third quarter of 2008 in order to record the adjustment in the 2007 financial statements. Please explain to us why you did not amend the Form 10-Q for the quarter ended September 30, 2008 as a result of this correction of an error. See paragraph 25 of SFAS No. 154.

Item 9A. Controls and Procedures, page 48

20. We note your disclosure that you maintain a system of disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(f)). Please note that the definition of disclosure controls and procedures is included in Securities Exchange Act Rule 13a-15(e), rather than Rule 13a-15(f). Please revise future filings to refer to the appropriate rule. Also, please revise your conclusion that disclosure controls and procedures were effective "in timely alerting them to material information relating to the Company required to be disclosed in the Company's periodic filings with the SEC," to provide the entire definition as set forth in Securities Exchange Act Rule 13a-15(e).

21. Please revise Management's Annual Report on Internal Control Over Financial Reporting in future filings to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. See Item 308(a) of Regulation S-K.

Other

22. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

23. Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Dennis L, Knoer, Esq.
        Briggs and Morgan, P.A.
        Fax: (612) 977-8650